FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 2014

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                                        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                       No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated December 08, 2014 – This Year’s Gift Could Turn You Into Next Year’s Tech Star

2.	Press release dated December 17, 2014 – ‘Team mbed’ Returns for 2015 AT&T Developer Summit Hackathon at CES

3.	Press release dated December 23, 2014 – Director’s Declaration

4.	Press release dated January 02, 2015 – ARM Holdings plc – Total Voting Rights

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2015

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

This Year's Gift Could Turn You Into Next Year's Tech Star

08 December 2014

ARM, Cambridge, U.K., Dec. 8, 2014 - This year's festive season gift list will feature more products invented by startups than ever. The likes of the Pebble watch, the Kano computer and the 360cam were all created by tiny companies using widely-available development kits with crowd sourced funding. This raises the question: "Should this year's gift be the mass produced must-have present off the production line or should it be the chance to invent next year's sensation?"

In the run-up to the holidays ARM is highlighting 50 of the inventions based on its technology that have achieved support on Kickstarter, the world's largest funding platform for creative projects. The devices were chosen by ARM from a long list of successful ideas over the last two years to be shown on a specially curated page. All were created by inventors using the same kind of ARM based technology that is enabling today's maker community.

Between them these projects have raised almost $40m and many have gone on to stellar success. The standout devices are the virtual reality headset Oculus Rift bought by Facebook in March 2014 for $2bn and the SmartThings home connectivity hub acquired by Samsung in 2012 for a reported $200m. When the Pebble watch launched on Kickstarter two years ago it attracted more than $10m and by March 2014 it had sold 400,000 units.

"Amazing things are possible when innovators connect with an audience that shares their passion," said Dominic Pajak, senior embedded strategist, ARM. "These startup projects are often solving problems outside traditional mass markets and serving new communities as well as sometimes crossing over to create high value companies. The maker movement is exploding, especially in the festive season as parents in particular seek to give their children the chance to get creative."

In total, Kickstarter has helped to attract $220m of support for more than 2,000 technology products, with a number of these new ventures going on to receive venture capital funding in excess of $300m. The 50 projects selected by ARM have been highlighted in order to inspire makers and we expect it will further accelerate the momentum behind these development platforms. The basic technology needed to create such products is now widely available with developers able to buy boards from the likes of Raspberry Pi and Arduino, with 3D printers sold by many electronic distributers.

Selection of ARM based projects on Kickstarter:

360cam: A handheld 360 degree camera that delivers recorded video, stills photos and easy real time streaming video over Wi-Fi.

Blossom: A Wi-Fi connected irrigation controller called Blossom which saves water and is easy to use and install. It has been designed to help people living in drought worldwide.

FLUX: All-in-one 3D printing, 3D scanning, laser engraving.

Kano: A self-build computer aimed at 8-11 years old children allowing them (and their parents!) to learn coding through engaging with games such as Minecraft.

LumoBack: A waist-worn sensor belt that helps correct bad posture and help in the prevention and treatment of bad backs.

For more, see ARM's curated page at Kickstarter.com/ARM

Join the conversation with industry experts during Kickstarter Week, Dec. 8-12, on the ARM Connected Community.

Contacts

Andy Winstanley
+44 1223 405244/ +44 7788 249712
Head of corporate PR, ARM
andy.winstanley@arm.com

Item 2

'Team mbed' Returns for 2015 AT&T Developer Summit Hackathon at CES

17 December 2014

What: 'Team mbed' will be appearing at the 2015 AT&T Developer Summit Hackathon following its successful debut at the AT&T Hackathon at Super Mobility Week in September 2014. Team mbed is a group of Internet of Things (IoT) industry leaders that provide bleeding edge hardware and software leveraging the ARM® mbed™ IoT development platform. The team is comprised of Freescale, Multi-Tech, Nordic Semiconductor, STMicroelectronics, u-blox and ARM.

Where: 2015 AT&T Developer Summit Hackathon takes place at Rain Nightclub in the Palms Casino Resort of Las Vegas, 4321 W Flamingo Rd, Las Vegas, NV, 89109.

When: Hackathon - Jan. 3-4.

Finalist judging and awards: Jan.4. Top three teams to pitch during the AT&T Developer Summit Conference Keynote for the grand prize: Jan. 5.

Further detail: Team mbed, with AT&T, will provide ARM mbed-enabled development boards, connectivity modules, and a variety of actuators and sensors, which developers can use to implement their own ideas, along with a good dose of guidance and inspiration.

A panel of VIP judges will select winning projects with first place receiving $25,000, second place $10,000 and third place $5,000. At the AT&T Hackathon at Super Mobility Week in September 2014, teams using mbed technology platforms won 3 of the top place awards with the support from Team mbed. Click here for further information about how developers can prepare for the AT&T Hackathon.

Click here to register and reserve your FREE ticket.

Who:

ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, digital TVs, home gateways, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 60 billion System on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

Item 3

23 December 2014
ARM HOLDINGS PLC

Director's Declaration

In accordance with Listing Rule 9.6.14(2), ARM Holdings plc ("ARM") announces that Dolby Laboratories, Inc. ("Dolby") has today filed a Proxy Statement with the US Securities and Exchange Commission which confirms that Simon Segars, who is the Chief Executive Officer of ARM, has been nominated to join the Board of Dolby as an independent non-executive director.  Subject to approval of Dolby's stockholders at their Annual Meeting to be held on 3 February 2015, the appointment will take effect from that date.

ENDS

Item 4

ARM Holdings PLC

2 January 2015

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's issued share capital as at 31 December 2014 consists of 1,412,160,836 ordinary shares of .05 pence each with voting rights.  ARM Holdings plc currently holds 7,852,543 ordinary shares in Treasury.

Therefore, the total number of voting rights in ARM Holdings plc is 1,404,308,293.

The above figure 1,404,308,293 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.

End